Exhibit D

SUBSCRIPTION AGREEMENT

AND

LETTER OF INVESTMENT INTENT

Robert W. Wright

PRB Transportation, Inc.

600 17th Street

Suite 2800 S

Denver, CO. 80202

Dear Mr. Wright:

The undersigned (the “Subscriber”) hereby subscribes to purchase upon the terms and conditions set forth below, _________________ 5% Cumulative Convertible Preferred Series B Shares, (the Series B Preferred Stock) of PRB Transportation, Inc., (the “Company”), for U.S. $3.00 per share.  The total subscription of U.S. $ __________ is payable as follows [check the appropriate space below]:

_____

The total subscription amount is paid herewith.

The Subscriber agrees that this subscription is contingent upon acceptance by the Company and may not be withdrawn until accepted or rejected by it.

1.

    General Representations - The Subscriber acknowledges and represents as follows:

(a)

The Subscriber has received and carefully reviewed all information provided by the Company to the Subscriber or requested by the Subscriber;

(b)

The Subscriber has been given full access to information regarding the Company (including the opportunity to meet with Company’s officers and to review all the documents that Subscriber may have requested) and has utilized such access for the purpose of obtaining all information the Subscriber deems necessary for the purposes of making an informed investment decision and to verify the accuracy and completeness of the information provided to Subscriber;

(c)

The Subscriber understands that (i) the purchase of the Series B Preferred Stock is a highly speculative investment in a start up company with no current assets, revenues or earnings and such investment involves a high degree of risk, (ii) the Company may need additional financing in the future, and (iii) the Company makes no assurance whatever concerning the present or prospective value of the Shares;

(d)

The Subscriber has obtained, to the extent he or she deems necessary, personal professional advice with respect to the risks inherent in an investment in the Series B Preferred  Stock and the suitability of such investment in light of the Subscriber’s personal financial condition and investment needs.  Unless the Subscriber has otherwise advised the Company in writing, the Subscriber did not employ the services of a purchaser representative, as defined in Regulation D under the Securities Act of 1933, as amended (the “Act”), in connection with this investment;

(e)

The Subscriber (i) has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of a prospective investment in the Series B Preferred Stock, (ii) is experienced in making investments which involve a high degree of risk, (iii) is sophisticated in making investment decisions, and (iv) can bear the economic risk of an investment in the Shares, including the total loss of such investment;

(f)

The Subscriber acknowledges that (i) the purchase of the Series B Preferred Stock is a long-term investment, (ii) he or she must bear the economic risk of the investment for an indefinite period of time because the Series B Preferred Stock has not been registered under the Act or applicable state laws and, therefore, the Shares cannot be sold unless it is subsequently registered under the Act and such state laws or exemptions from such registration are available, (iii) there is no public market for the Series B Preferred Stock and the Subscriber may not be able to liquidate his or her investment in the event of an emergency, or pledge the Series B Preferred  Stock as collateral security for loans, and (iv) the transferability of the Series B Preferred  Stock  is restricted and (A) requires conformity with the restrictions contained in paragraph 2 below, and (B) will be further restricted by a legend placed on the certificate(s) representing the Shares stating that the Series B Preferred Stock has not been registered under the Act and applicable state laws and referencing the restrictions on transferability of the Shares.

2.

No Registration Under the Securities Laws - The Subscriber has been advised that the Series B Preferred Stock is not being registered under the Act or state securities laws pursuant to exemptions from the Act and such laws, and that the Company’s reliance upon such exemptions is predicated in part on the representations of the Subscriber contained herein.  The Subscriber represents and warrants that the Series B Preferred Stock is being purchased for the Subscriber’s own account and for investment without the intention of reselling or redistributing the same, that no agreement has been made with others regarding the Series B Preferred  Stock  and that the Subscriber’s financial condition is such that it is not likely that it will be necessary to dispose of any of such Shares in the foreseeable future.  The Subscriber is aware that, in the view of the Securities and Exchange Commission and state authorities that administer state securities laws, a purchase of the Series B Preferred Stock with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of the Series B Preferred Stock and for which the Shares were pledged as security, would represent an intent inconsistent with the representations set forth above.  The Subscriber further represents and agrees that, if, contrary to the foregoing intentions, there should ever be a desire to dispose of or transfer any of such Shares in any manner, the Subscriber shall not do so without first obtaining (a) an opinion of counsel suitable to the Company that such proposed disposition or transfer lawfully may be made without registration pursuant to the Act, and applicable state securities laws or (b) such registrations.

3.

State of Domicile - The Subscriber represents and warrants that the Subscriber is a bona fide resident of, and is domiciled in, the state so designated on the signature page hereto, and that the Series B Preferred Stock is being purchased solely for the beneficial interest of the Subscriber and not as nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization.

4.

Accredited Investor Representations - The Subscriber represents and warrants that the Subscriber is an “accredited investor” as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended, and the following description is applicable.  Accordingly, please check each applicable category described in (a) through (c) below:

_____

(a)

The Subscriber is an individual (as opposed to a corporation, partnership, trust, or other entity) whose individual net worth, or joint net worth with the Subscriber’s spouse, at the time of the Subscriber’s purchase exceeds $1,000,000.

_____

(b)

The Subscriber is an individual (as opposed to a corporation, partnership, trust or other entity) who had an individual income in excess of $200,000 in each of the two most recent years or joint income with the Subscriber’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

_____

(c)

At the date set forth immediately prior to the signature of the Subscriber below, the Subscriber is (check correct alternative);

____

(i)

A bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity.

____

(ii)

A broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934.

____

(iii)

An insurance company as defined in section 2(13) of the Act.

____

(iv)

An investment company registered under the Investment Company Act of 1940 or a Business Development Company as defined in section 2(a)(48) of that Act.

____

(v)

A Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958.

____

(vi)

An Employee Benefit Plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment-adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.

____

(vii)

A Private Business Development Company as defined in section 202(a)(22) of the Investment Advisers Act of 1940.

____

(viii)

An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, or business trust, or a partnership, not formed for the specific purpose of acquiring the Shares offered, with total assets in excess of $5,000,000.

____

(ix)

A director or executive officer of the Company.

____

(x)

A partnership, corporation, Massachusetts or similar trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares offered, whose purchase is directed by a sophisticated person as described in section 506(b)(2)(ii) in Regulation D under the Act.  (A sophisticated person is a person who, immediately prior to purchasing the Shares offered hereby, either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment).

____

(xi)

An entity in which all of the equity owners are accredited investors under Rule 501(a) of Regulation D under the Act.  (Each equity owner must submit a signed statement verifying that the equity owner is an accredited investor.)

5.

Obligation to Update - The information provided by the Subscriber is correct and complete as of the date hereof.  The Subscriber understands the significance to the Company of the foregoing representations, and they are made with the intention that the Company will rely upon them.  If there should be any material change in such information prior to the subscription being accepted, the Subscriber agrees to immediately provide the Company with such information.

6.

Entity Representations - The Subscriber, if other than an individual, makes the following additional representations:

(a)

 the Subscriber was not organized for the specific  purpose of acquiring the Series B Preferred Stock (inapplicable if ownership in the entity is held solely by accredited investors); and

(b)

this subscription has been duly authorized by all necessary actions of the board of directors, shareholders, partners, trustees, or other duly authorized acting body or person on the part of the Subscriber, has been duly executed by an authorized officer or representative of the Subscriber, and is a legal, valid, and binding obligation of the Subscriber enforceable in accordance with its terms.

7.

Manner in which Title is to be Held –

(Check one)

(a) _____

Individual Ownership

(b) _____

Community Property

(c) _____

Joint Tenant with Right of Survivorship

(both parties must sign)

(d) _____

Partnership* (including limited partnership)

(e) _____

Tenants in Common

(f) _____

Corporation** (including limited liability company)

(g) _____

As Custodian, Trustee or Agent***

(h) _____

Other (Describe)

*

If a partnership, please include a copy of the partnership agreement and certificate authorizing investment.

**

If a corporation, please include certified corporate resolution or other document authorizing this investment, and a certificate of incumbency of officers.

***

If a custodian, trustee or agent, please include the trust, agency or other agreement and certificate authorizing investment.

To Be Completed By Each Named Investor:

Dated:

     , 2004

Dated:

       , 2004

Signature	Signature

Type or Print Individual or Entity Name	Type or Print Individual or Entity Name

____________________________________

____________________________________

Street

Street

City, State and Zip Code	City, State and Zip Code

(Area Code) Telephone Number	(Area Code) Telephone Number

Tax Identification or Social Security Number	Tax Identification or Social Security Number

Employer	Employer

Are you a member of the National Association of Securities Dealers, Inc.? _____ yes _____ no	Are you a member of the National Association of Securities Dealers, Inc.? _____ yes _____ no

This Subscription Agreement and Letter of Investment Intent is accepted as of ___________________, 2004.

PRB Transportation, Inc

By:

Robert W. Wright, President

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